FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on August 7, 2008, regarding its results for the Second Quarter ended June 30, 2008.

2008 Second Quarter Results
Santiago, Chile, August 7, 2008 Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced its results for the second quarter ended June 30, 2008.		FINANCIAL HIGHLIGHTS

•
Banco de Chile (hereinafter the “Bank”) delivered a solid financial performance during 2Q08 posting a net income of Ch$61,984 million, which represents an increase of 8.7% when compared to 2Q07 and almost flat related to 1Q08. This result was achieved in spite of non-recurring costs relative to the collective agreement and the merger process.

	•	ROAE increased to 21.2% for the 2Q08, largely exceeding the system’s average of 14.3%.

	•	The Bank’s efficiency ratio improved to 52.0% in 2Q08, reflecting the Bank’s strong operating revenues as well as the significant reduction of non-recurring merger expenses.
Financial figures included in this document for periods before 2008 correspond to Banco de Chile as it existed prior to the merger with Citibank Chile.
	•	The Bank’s total loans to customers reached Ch$12,371,195 million as of June 30, 2008, representing a 20.4% annual growth and a market share of 19.3% as of June 30, 2008.

Selected Financial Data				% Change
(in constant Ch$ of June 30, 2008, except for	2Q07	1Q08	2Q08	2Q08/2Q07
percentages)

Income Statement (Millions of Chilean pesos)
Net financial income(1)	135,135	167,321	188,572	39.5%
Fees and Commissions, net	46,996	48,003	57,813	23.0%
Other operating income	4,861	51,053	16,156	232.4%
Operating revenues	186,992	266,377	262,541	40.4%
Provisions for loan losses	(15,686)	(26,658)	(35,085)	123.7%
Operating expenses	(98,197)	(163,612)	(136,504)	39.0%
Net income	57,003	61,543	61,984	8.7%

Earnings per Share (Chilean pesos)
Net income per share	0.82	0.76	0.77	(6.1)%
Book value per share	12.23	14.58	14.90	21.8%

Balance Sheet (Millions of Chilean pesos)
Loans to customers	10,276,214	11,981,228	12,371,195	20.4%
Total assets	13,786,337	15,706,077	16,291,693	18.2%
Equity	855,488	1,166,375	1,199,940	40.3%

Ratios
Profitability
Return on average assets (ROAA)	1.68%	1.63%	1.66%
Return on average equity (ROAE)	27.3%	19.2%	21.2%
Net Financial Margin(2)	4.5%	4.9%	5.5%
Efficiency ratio	52.5%	61.4%	52.0%
Credit Quality
Past due loans / Total loans	0.75%	0.55%	0.57%
Allowances for loan losses/ Total loans	1.36%	1.43%	1.50%
Allowances for loan losses/ Past due loans	181.1%	258.1%	262.6%
Capital Adequacy
Total capital / Risk adjusted assets	10.7%	11.5%	11.4%

[1] Net interest revenue, gains (losses) from trading and brokerage activities and foreign exchange transactions, net.
[2] Net financial income divided by average interest earning assets.

2008 Second Quarter Results

Second Quarter 2008 Highlights

The Bank

• Merger-Related Information. During the second quarter of 2008, the Bank continued making important progress with its merger process. The retirement benefit program was concluded as of June 30, 2008 and implied a reduction of 920 employees as of June 30, 2008 as a result of the reorganization of internal activities, allowing thus to fund the staff increase for the business growth. On its part, business and technological integration still moves forward. Cost and charges related to the merger process, mainly consisting of a merger related bonus, severance payments, marketing expenses and other expenses accounted for as operating costs amounted to Ch$5,800 million in 2Q08.

• Banco de Chile concluded its capital increase process. As a consequence of the subscription and payment of 319,951,628 shares of Banco de Chile carried out through an auction held on April 30, 2008, at the Santiago Stock Exchange, the Bank’s capital increase agreed upon the Extraordinary Shareholders Meeting held on May 17, 2007 was completely subscribed and paid, by the issue of 2,516,010,979 paid-in shares. Therefore, the capital of Banco de Chile is divided into 80,879,895,984 registered shares with no par value, fully subscribed and paid.

• Anticipated collective bargaining agreement. Last May, representatives of the Bank’s management and worker unions’ leaders signed, in advance, 4 new collective agreements that will be in force during the next four years ending April 2012. These agreements implied a one-time cost of approximately Ch$13,000 million charged against the 2Q08 net income. The anticipation of such agreements involves multiple benefits, as they provide a stable labor platform and speak of smooth relations between the institution and its work force. The collective contract assumed by the Bank as part of the merger with Citibank Chile expires in September 1, 2009.

• Important recognitions and awards. For the third consecutive year the Bank was nominated as the top financial institution in Chile in terms of shareholder value creation according to the annual survey conducted by Santander Global Banking and Markets - Banco Santander investment arm - and the Chilean magazine Revista Capital.

In addition, for the second consecutive year, Banco de Chile was one of the four Chilean companies included in the annual ranking listing the 200 World’s Most Respected Companies, according to the survey conducted by the Reputation Institute, a New York advisory and research firm.

• Mutual Fund subsidiaries’ merger. On May 8, 2008 at extraordinary shareholders meetings of the subsidiaries Banchile Administradora General de Fondos S.A. and Banedwards Administradora General de Fondos S.A. (formerly Legg Mason Chile), the merger by absorption of the latter into the former was agreed upon.

• New Brand name. Following the merger with Citibank Chile, the Bank announced the use of a new brand “Banchile / Citi Global Markets” in order to strengthen its specialized investment banking and capital market businesses conducted by the Financial Advisory subsidiary. The solid corporative image of the combined brands together with an ample client base and a wide range of local and international products and services offered by a highly qualified team of professionals, has allowed the company to participate in important deals during 2Q08 thus recording outstanding results.

• Development of distribution network through a multi-channel sales model. The Bank continued to invest in its extensive distribution network by both, the expansion of its branch network as well as further developing its contact center and web site. As of June 2008, the Bank had 415 branches, up from 293 branches a year ago. This increase was mainly a consequence of the merger with Citibank Chile which implied the incorporation of 107 branches and, to the opening of 15 new Banco de Chile and Credichile’s branches.

2008 Second Quarter Results

In addition, the Bank continued to improve its client service by enhancing the internet website and using new technologies such as Genesys IP solution in its contact center and segmented IVR (interactive voice response) service. Accordingly, increased flexibility and operational efficiencies in handling customer contacts has been achieved.

• Strengthening of Banco de Chile’s treasury business. The treasury business of the Bank has been strengthened during 2008 as a result of the merger. In turn, the area of Sales and Structuring, in charge of servicing customers, has accounted for sales revenue approximately 70% higher than those registered by the two banks separately before the merge. In addition, an operational and technological renewal plan was authorized to install the same applications that existed in Citi Chile to deal in FX, derivatives, cash and securities markets. This will enable Banco de Chile to handle greater volumes thus improving the speed of response to customers.

2008 Second Quarter Results

Financial System Highlights

• The Chilean Financial System posted a net income of Ch$238,054 million in the second quarter of 2008, a decrease of 5.5% and 3.2% as compared to 2Q07 and 1Q08, respectively. Lower results mainly reflect a more complex economic situation impacting mainly provisions for loan losses and operating expenses and, to a lesser extent, losses attributable to affiliates accounted in 2Q08. These negative impacts were partially offset by the increases in operating revenues, driven mainly by the positive impact of higher inflation rate as result of the gap in the UF/CLP nominal position, loan portfolio expansion and higher fee income. Return on Average Equity (ROAE) for 2Q08 was 14.3% as compared to 16.4% for 2Q07, and 14.5% for 1Q08.

• Total loans to customers, as of June 30, 2008, amounted to Ch$64,176 billion (US$123,382 million), representing an annual expansion of 13.5% . This increase was mainly driven by foreign trade, commercial and residential mortgage loans, which increased by 25%, 14% and 15%, respectively. Regarding consumer loans they showed an annual growth of 6.0%, however, during the quarter they contracted by 0.9% .

2008 Second Quarter Results

Banco de Chile 2008 Second-Quarter Consolidated Results

NET INCOME

The Bank’s net income reached Ch$61,984 million in 2Q08, an increase of 8.7% when compared to 2Q07, reflecting mainly a solid operating income which, in turn, grew by 40.4% between the same quarters. This growth was mainly a result of:

(i) the incorporation of Cititbank Chile business,
(ii) organic loan portfolio expansion,
(iii) higher benefits from demand deposits,
(iv) higher revenues coming from the management of UF/CLP Gap nominal position and,
(v) extraordinary income obtained during 2Q08 from the sale of stocks of Visa Inc., the largest payment processing company, as a consequence of its public offering on the New York Stock Exchange.

These positive factors more than offset the increase in operating expenses, principally attributable to the collective bargaining agreement and extraordinary merger costs, and higher provisions for loan losses.

The 2Q08 result represented an annualized return on average assets (ROAA) and an annualized return on average equity (ROAE) of 1.7% and 21.2%, respectively, surpassing the financial system’s comparable figures for the quarter of 1.05% and 14.3% .

Net income from subsidiaries increased by 11.8% between 2Q07 and 2Q08, mainly due to the outstanding performance of the Financial Advisory (Banchile / Citi Global markets) subsidiary, whose net income reached Ch$3,225 million in 2Q08 up from Ch$17 million in 2Q07. In particular, during 2Q08 this subsidiary participated in two important deals, one related to an acquisition made by one of the largest developers and operators of retail real state in Latin America and the other corresponds to a structured financing transaction. In addition, the Insurance Brokerage subsidiary more than doubled its outcome during 2Q08 as compared to 2Q07, mainly due to fee income coming from sales of insurance policies to the Citibank retail client base and as a consequence of its focus on developing new products and services. During 2Q08, this subsidiary began to offer two new products for individuals oriented to cover catastrophic health condition.

These higher results were partially offset by lower net income accounted by the Mutual Fund, the Securities Brokerage and the Factoring subsidiaries.

The lower contribution of the Mutual Funds subsidiary during 2Q08 mainly reflects the change in the service agreement for the usage of distribution channels between the Bank and its subsidiary, which implies higher revenue for the Bank and higher expenses for the subsidiary (with no impact at the consolidated results) and, to a lesser extent, merger related expenses for approximately Ch$315 million in 2Q08. However, these effects were partially compensated by higher fee income obtained as a result of the important growth observed during the last twelve months in this industry as well as due to the acquisition of Legg Mason (Chile) General Fund Administrator carried out in January 2008, which implied an increase in the client base by approximately an 11% since December 2007. In addition, and in line with the strategy of enhancing its client base and strengthening client loyalty, this company continued innovating and during 2Q08 launched 2 new guaranteed mutual funds oriented to markets such as Brazil, South Korea, China and Russia. It is worth mentioning that this subsidiary maintains its leadership position in the market with a market share of 24.3% in terms of average assets under management as of June, 2008.

The worst performance of the Stock Brokerage subsidiary during 2Q08 as compared to a 2Q07 was mainly related to the 35% decrease in the average of volume stock transactions, mainly explained by a 21% decrease in the volume of transactions in the market due to the weakening domestic economic environment. The Factoring subsidiary also accounted for lower net income as a consequence of the impact of a higher inflation rate during 2Q08 because of a negative gap in CLP nominal assets / UF liabilities.

Higher income from subsidiaries in 2Q08 relative to 1Q08 derived from the already mentioned strong results recorded by the Financial Advisory subsidiary and, to a lesser extent, from higher earnings registered by the Insurance Brokerage, Promarket and Mutual Funds subsidiaries.

2008 Second Quarter Results

Bank, Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	2Q07	1Q08	2Q08	% Change 2Q08/ 2Q07

Bank	47,945	55,074	53,339	11.3%
Foreign Branches(1)	1,322	0	0	(100.0)%
Securities Brokerage	2,603	2,482	2,058	(20.9)%
Mutual Funds	3,601	1,787	1,860	(48.3)%
Insurance Brokerage	506	987	1,039	105.3%
Financial Advisory	17	(37)	3,225	-
Factoring	431	970	(41)	(109.5)%
Securitization	(15)	(15)	20	(233.3)%
Promarket (sales force)	168	92	228	35.7%
Socofin (collection)	390	176	229	(41.3)%
Trade Services	35	27	27	(22.9)%

Total equity holders of
the parent Bank of Chile	57,003	61,543	61,984	8.7%

(1) As a consequence of the merger with Citibank Chile, Banco de Chile sold the assets and liabilities of its Foreign Branches in 1Q08 to Citibank N.A.

Total net income increased by 0.7% in 2Q08 as compared to the previous quarterly figure. Excluding net effects related to the merger and non-recurring items such as the sale of Visa Inc. stocks and the collective negotiation agreement, which in overall accounted for Ch$(4,161) million for 1Q08 and Ch$(10,640) million for 2Q08, net income before taxes would have increased by 11.3%, mainly led by larger benefits from the gap of UF/CLP nominal position.

NET FINANCIAL INCOME

____________________________________________________
1 Net financial income divided by average interest earning assets.

Net financial income increased to a record of Ch$188,572 million in 2Q08 compared to Ch$135,135 million in 2Q07, mainly as a result of a 14.5% growth in average interest earning assets coupled with an increase of 98 basis points in net financial margin from 4.52% in 2Q07 to 5.50% in 2Q08.

Net Financial Income

(in millions of Chilean pesos)	2Q07	1Q08	2Q08	% Change 2Q08/ 2Q07

Interest revenue	271,523	315,942	385,725	42.1%
Interest expense	(152,152)	(159,536)	(209,359)	37.6%
Foreign Exchange transactions, net	14,202	(21,323)	(21,570)	-
Gains(losses) from trading and brokerge, activities	1,562	32,238	33,776	2,062.4%

Net Financial Income	135,135	167,321	188,572	39.5%

Avg. Int. earning assets	11,971,434	13,771,193	13,709,856	14.5%
Net Financial Margin(1)	4.5%	4.9%	5.5%	-

The increase in average interest earning assets between 2Q08 and 2Q07 mainly reflects strong loan customer growth as a consequence of the positive impact of the merger with Citibank Chile as well as due to an organic expansion. It is worth mentioning that the 21.2% annual loan growth more than offset the decrease of 22.5% in the average securities portfolio between the mentioned quarters.

The significant increase in net financial margin during 2Q08 from 2Q07 was mainly due to:

• A higher contribution from non-interest bearing liabilities, principally demand deposits, as a result of the increase of nominal interest rates (average short-term interest rate was 6.4% in 2Q08 and 5.0% in 2Q07).

• A positive evolution of the asset and liability mix mainly as a consequence of the incorporation of Citibank Chile’s business volumes in terms of demand deposits in addition to the participation of higher –yielding retail loans involving higher lending spreads. In turn, the ratio of interest bearing liabilities to interest earning assets improved to 76.8% in 2Q08 from 81.1% in 2Q07.

• A positive result associated to the management of UF Gap positions given an increase in the inflation rate, measured by 2.2% fluctuation of the UF during 2Q08 compared to a 1.4% in 2Q07, which implied that during 2Q08 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by non-interest bearing liabilities.

• Higher benefits from derivative contracts during 2Q08 as a result of an increase in volumes to clients and to hedge the Bank’s interest rates and currency risks.

2008 Second Quarter Results

The aforementioned factors, which positively affected the net financial income, were partially offset by higher losses accounted by the security portfolio. It is worth mentioning that in both quarters, 2Q08 and 2Q07, long-term interest rates increased by 27 and 21 basis points, respectively, implying losses mainly in Chilean securities. Nevertheless, losses in 2Q07 were somewhat offset by earnings registered from Latin American securities (mainly from Brazil and Colombia) as a result of the impact of an improvement in the risk premium, which positively affected the value of these investments.

Net financial income for 2Q08 compared to 1Q08 increased by 12.7% mainly as a result of 64 basis points increase in the net financial margin from 4.86% in 1Q08 to 5.50% in 2Q08, which was partially offset by a slight 0.4% contraction of average interest earning assets. The increase in net financial margin during 2Q08 as compared to the previous quarter was mainly led by: (i) better results associated to the gap in UF/CLP nominal position in a higher inflation rate environment and, (ii) an increase in lending spreads. It is worth mentioning that the Bank has focused its efforts in managing lending margins in each business segment, in a context of a less dynamic economic scenario.

FEES AND COMMISSIONS, NET

Fees and Commissions, net, by Company

(in millions of Chilean pesos)	2Q07	1Q08	2Q08	% Change 2Q08 / 2Q07

Bank	26,236	27,856	32,560	24.1%
Foreign Branches	654	0	0	(100.0)%
Mutual Funds	9,150	9,082	10,540	15.2%
Financial Advisory	121	194	3,980	3,189.3%
Insurance Brokerage	2,915	4,554	4,838	66.0%
Securities Brokerage	4,581	2,580	1,762	(61.5)%
Factoring	260	258	347	33.5%
Socofin	3,037	3,397	3,668	20.8%
Securization	0	0	0	-
Promarket	0	52	87	-
Trade Services	42	30	31	(26.2)%

Total Fees and
Commissions, net	46,996	48,003	57,813	23.0%

The Bank’s permanent effort to innovate and improve financial products and services, as well as to promote cross-selling in its client base was reflected in the record fee-base revenue accounted in 2Q08. Fee income increased by 23.0% to Ch$57,813 million in 2Q08 from Ch$46,996 million in 2Q07. This growth was led by increased subsidiaries activity along with strengthened retail banking, primarily related to the incorporation of Citibank Chile customers.

Overall, fee income coming from subsidiaries increased by 25.6% during the last twelve months. Strong increase in fees and commissions was booked on the Financial Advisory subsidiary and, to a lesser extent, on the Insurance Brokerage and the Mutual Fund subsidiaries.

The very positive performance of the Financial Advisory subsidiary in the 2Q08 was fueled by two main deals related to mergers and acquisition and project finance transactions. In turn, the Insurance Brokerage subsidiary showed improved insurance brokerage volumes, mainly related to the merger with the former Citibank Chile insurance brokerage, and, in particular, to the cross-selling of products such as unemployment insurance and casualty insurances with the Atlas consumer division.

Higher fees from the Mutual Fund subsidiary was mainly explained by the increase of 13.6% in assets under management during the last twelve months, given the strong increase experienced by the market, the creation of new alternatives by this subsidiary and, in part, as a result of the acquisition of Legg Mason (Chile) General Fund Administrator carried out in January 2008.

On the other hand, lower fee income coming from the Securities Brokerage subsidiary mainly reflected the weaker stock market activity, affected by a macroeconomic scenario with lower growth, higher inflation and interest rates.

The merger with Citibank Chile coupled with the expansion of the Bank’s network and the implementation of several marketing initiatives, mainly related to credit cards and checking accounts, permitted also to obtain higher fee income derived from the retail activity in 2Q08. Indeed, the number of credit cards recorded an annual increase of 63%, while the number of checking accounts increased by 18.8% in the same period. As was mentioned in the previous release, the Bank incorporated to its portfolio the Diners credit card, previously administered by Citibank Chile oriented to high income individuals, which also allowed obtaining higher fee income in this product. In addition, during 2Q08 the Bank posted approximately Ch$1,500 million in fees derived from the private banking business related to the Global Connectivity Agreement with Citibank N.A. (commercial agreement between the banks to offer joint global financial services to customers in Chile).

The increase in fee income during 2Q08 relative to the previous quarter was also attributable to higher financial advisory fees and commissions derived from mutual funds, credit cards and bankassurance products as well as fees related to the Connectivity Agreement. Regarding fees related to checking accounts, they remained almost flat as in May, we began to apply a new regulation required by the Chilean Superintendency of Banks whereby Banks can not longer charge fees by events; Banks are now authorized to carry out an administration fee as a package for core services. In particular, this new regulation resulted in a reduction of approximately Ch$100 million in the amount of fee income registered during 2Q08.

2008 Second Quarter Results

OTHER OPERATING INCOME

Other operating income amounted to Ch$16,156 million in 2Q08 as compared to Ch$4,861 million in 2Q07 and Ch$51,053 million in 1Q08. The increase in 2Q08 versus 2Q07 was mainly attributable to non-recurrent income of approximately Ch$8,160 million registered in 2Q08 received from Visa Inc. stock redeemed as a result of the company’s initial public offering. During 1Q08 other operating income included an extraordinary effect derived from the sale of the assets and liabilities of foreign branches, which accounted earnings for Ch$42,872 million in this line item.

PROVISIONS FOR LOAN LOSSES

Provisions for loan losses amounted to Ch$35,085 million in 2Q08 as compared to Ch$15,686 million in 2Q07 and Ch$26,658 million in 1Q08. These increases responded mainly to the tougher global economic scenario, with a deceleration in the economic growth, higher inflation rates as well as higher interest rates, which affect the financial condition of the clients. In particular, this quarterly increase was mainly a consequence of: (i) higher risk levels associated mainly to the retail portfolio and, (ii) a more conservative methodology used since 2Q08 for establishing provisions of small and medium size companies and, (iii) the downgrade of the risk classification of 2 corporate clients. It is worth to mention that the 1Q08 figure reflected the impact of the homologation of the credit risk criteria and the classifications between the loan portfolios of the merged banks.

The annual increase in provisions for loan losses, in addition to the global and local economic scenario, also reveals an overall increase in provisions as result of both the incorporation of the Citibank’s Chile portfolio and organic loan growth.

As a result, the Bank’s ratio of provisions for loan losses net of recoveries to average loans increased to 1.15% in 2Q08 as compared to 0.62% in 2Q07 or 0.88% in 1Q08. The Bank’s figure continued to remain quite below the system’s average of 1.40% for the 2Q08, reflecting the Bank’s high asset quality and prudent credit management approach. In terms of recoveries, the ratio of recoveries to average loans increased to 0.31% from 0.26% in 1Q08 and remained stable as compared to 2Q07.

Allowances and Provisions

(in millions of Chilean pesos)	2Q07	1Q08	2Q08	% Change 2Q08/ 2Q07

Allowances

Allowances at the beginning of each period	138,177	139,490	171,334	24.0%
Citibank Chile balances as of January 1, 2008	0	21,340	0
Price-level restatement	(2,253)	(1,080)	(4,033)	79.0%
Charge-off	(19,250)	(22,851)	(26,445)	37.4%
Provisions for loan losses established, net	23,405	34,435	44,545	90.3%
Allowances at the end of each period	140,079	171,334	185,401	32.4%

Provisions for loan losses

Provisions for loan losses established	(23,405)	(34,435)	(44,545)	90.3%
Loan loss recoveries	7,719	7,777	9,460	22.6%

Provisions for loan losses	(15,686)	(26,658)	(35,085)	123.7%

Ratios

Allow ances for loan losses/ Total loans	1.36%	1.43%	1.50%
Provisions for loan losses / Avg. Loans	0.62%	0.88%	1.15%
Charge-offs / Avg. Loans	(0.76)%	(0.75)%	(0.87)%
Recoveries / Avg. Loans	0.31%	0.26%	0.31%

2008 Second Quarter Results

OPERATING EXPENSES

Total operating expenses in 2Q08 amounted to Ch$136,504 million, an increase of 39.0% as compared to Ch$98,197 million in 2Q07, primarily as a result of:

• The incorporation of the Citibank’s cost base.
• A one time cost of the anticipated collective bargaining agreements signed in the 2Q08 which implied expenses of approximately Ch$13,000 million.
• Merger related expenses which amounted to approximately Ch$5,800 million consisting mainly of severance payments, a merger related bonus to the Bank’s employees, and marketing expenses.

The significant decline of overall operating expenses during 2Q08, as compared to the previous quarter, was mainly related to higher costs and charges related to the merger process accounted for in 1Q08 (of approximately Ch$43,900 million), which included severance payments, expenses related to consulting, expenses related to remodeling and refurbishment of branches and headquarter offices, acceleration of goodwill amortization of Atlas (formerly Citibank Chile’s consumer division) and, charge-off of a discontinued communication equipment.

Regarding the efficiency ratio, it improved to 52.0% in 2Q08 from 52.5% in 2Q07 and 61.4% in 1Q08.

Operating Expenses

(in millions of Chilean pesos)	2Q07	1Q08	2Q08	% Change 2Q08/ 2Q07

Staff expenses	(50,478)	(88,870)	(83,742)	65.9%
Administrative expenses	(31,797)	(43,674)	(38,872)	22.3%
Depreciation and amortization	(6,135)	(11,168)	(7,450)	21.4%
Other operating expenses	(9,787)	(19,900)	(6,440)	(34.2)%
Total operating expenses	(98,197)	(163,612)	(136,504)	39.0%

Efficiency Ratio*	52.5%	61.4%	52.0%	-

* Operating expenses/Operating revenues

INCOME ATTRIBUTABLE TO AFFILIATES

Income attributable to affiliates, where the Bank has a minority participation, amounted to Ch$1,729 million in 2Q08 as compared to losses of Ch$ 835 million in 2Q07. This increase was mainly explained by positive results achieved during 2Q08 by Administrador Financiero Transantiago (“AFT”) (Ch$995 million in 2Q08 versus Ch$(1,244) million in 2Q07), a consortium responsible for the financial management of the urban transportation system in Santiago, Chile and, to a lesser extent, by higher earnings accounted by Redbanc S.A., an affiliate that installs, operates and develops an ATM Network and an Interconnected Banking Network used to transfer electronic funds and information among banks and institutions.

LOSS (GAINS) FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$21,162 million in 2Q08 as compared to Ch$8,343 million during 2Q07, primarily as a result of: (i) a higher inflation rate used for adjustment purposes of 2.39% for 2Q08 versus a 1.63% in 2Q07 and, (ii) an increase in the amounts of non-monetary assets net of liabilities due to the merger.

INCOME TAX

In 2Q08, the Bank recorded a tax expense of Ch$9,536 million as compared to Ch$8,102 million in 1Q08 and Ch$6,928 million in 2Q07, reflecting effective tax rates of 13.3%, 11.6% and 10.8%, in the respective periods.

2008 Second Quarter Results

LOAN PORTFOLIO

As of June 30, 2008, the Bank’s total loans to customers amounted to Ch$12,371,195 million, posting an annual expansion of 20.4% . This expansion reflects both the Bank’s focus on achieving important organic growth and the incorporation of the loan portfolio of Citibank Chile, which contributed to increase the proportion of the retail segment in the total loan portfolio. As a consequence the number of debtors increased by 47%, from 641,464 as of June 2007 to 945,233 as of June 2008.

Commercial loans registered an annual expansion of 20.2%, mainly showing the Bank’s strong presence in the financial services, retail and community service sectors. These higher loan volumes were partially offset by a decrease of approximately Ch$136,476 million in loans booked in foreign branches as their assets and liabilities were sold to Citigroup in January 2008.

Consumer loans grew by 38.1% primarily as a consequence of the incorporation of Citibank Chile’s consumer division and, to a lesser extent, the expansion of the network and the initiatives taken to increase volumes such as pre-approved offers and credit cards promotions. In turn, residential mortgage loans increased but at a lower pace posting a 9.2% annual growth and a 2.4% quarterly expansion.

The quarterly loan volume growth was 3.3%, mainly as result of a 24.7% expansion in foreign trade loans, largely related to the financial services sector and, growth in commercial credits both led by the wholesale portfolio which expanded by an important 5.9% in the quarter. On the other hand, the retail portfolio grew by only 0.3% during 2Q08, with highlight for growth in residential mortgage loans to individuals and commercial loans to SME. In turn, consumer loans contracted by 1.7% reflecting weakening economic conditions.

Total Loans to Customers

(in millions of Chilean pesos)	Jun-07	March-08	Jun-08	% Change 12-months	% Change 2Q08 / 1Q08

Commercial Loans	6,997,080	8,037,235	8,408,746	20.2%	4.6%
Commercial credits	4,816,944	5,786,614	5,918,314	22.9%	2.3%
Mortgage loans	248,864	205,136	190,120	(23.6)%	(7.3)%
Foreign trade loans	903,821	969,586	1,209,185	33.8%	24.7%
Factoring	380,503	398,675	428,093	12.5%	7.4%
Leasing contracts	646,948	677,224	663,034	2.5%	(2.1)%
Residential Mortgage Loans	1,957,726	2,087,060	2,137,241	9.2%	2.4%
Consumer Loans	1,321,408	1,856,933	1,825,208	38.1%	(1.7)%

Total loans to customers	10,276,214	11,981,228	12,371,195	20.4%	3.3%

Past Due Loans

(in millions of Chilean pesos)	Jun-07	March-08	Jun-08	% Change 12-months	% Change 2Q08 / 1Q08

Commercial loans	60,522	47,234	52,429	(13.4)%	11.0%
Consumer loans	7,573	11,157	10,568	39.5%	(5.3)%
Residential mortgage loans	9,265	7,999	7,603	(17.9)%	(5.0)%

Total Past Due Loans	77,360	66,390	70,600	(8.7)%	6.3%

Past due loans amounted to Ch$70,600 million as of June 30, 2008, showing an annual decline of 8.7%, mainly driven by commercial loans and, to a lesser extent, by residential mortgage loans. This decrease was partially offset by an increase in past due loans related to consumer loans mainly as a result of the 38.1% annual expansion and the higher levels of risk registered by the whole industry in these loans.

As a consequence, the ratio of past due loans to total loans to customers improved to 0.57% in 2Q08 from 0.75% in 2Q07, while the coverage ratio increased to 262.6% in 2Q08 from 181.1% in 2Q07 or 258.1% in 1Q08.

In terms of quarterly figures, past due loans increased by 6.3% during 2Q08 mainly led by commercial loans implying a slight deterioration in the past due loan ratio to 0.57% from 0.55% in the previous quarter.

2008 Second Quarter Results

FUNDING

Total liabilities amounted to Ch$15,091,753 million as of June 30, 2008, an annual expansion of 16.7% mainly as a consequence of the merger and as a result of the customer base growth, which implied an important expansion in derivative instruments, current accounts and time deposits. In turn, the number of checking accounts increased by 18.8% during the last twelve-months from 458,352 in June 2007 to 544,350 in June 2008. As non-interest bearing liabilities expanded at a higher pace than interest bearing liabilities (31% v/s 12%), the Bank’s funding structure improved significantly. Accordingly, the ratio of non-interest bearing liability to total interest bearing liabilities increased from 32.8% in 2Q07 to 38.4% in 2Q08. This is specially important in an interest rate increase environment.

In addition, during the last quarters the Bank has increased importantly its foreign borrowings accounted as borrowings from financial institutions, in line with the expansion of foreign trade loans for optimizing the funding cost base.

Regarding the 3.8% quarterly growth in total liabilities, it was mainly explained by increases in time deposits and in borrowings from financial institutions, partially offset by a decrease in current account balances as a consequence of higher nominal interest rates, which incentive consumers substitution from checking balances to time deposits.

Funding

(in millions of Chilean pesos)	Jun-07	March-08	Jun-08	% Change 12 - months	% Change 2Q08 / 1Q08

Non-interest Bearing Liabilities
Current Accounts	1,875,148	2,398,199	2,291,200	22.2%	(4.5)%
Demand deposits	632,763	477,253	551,718	(12.8)%	15.6%
Derivative intruments	77,600	767,019	721,398	829.6%	(5.9)%
Transactions in the course of payment	305,187	277,196	299,516	(1.9)%	8.1%
Other	304,264	301,124	322,750	6.1%	7.2%
Subtotal	3,194,962	4,220,791	4,186,582	31.0%	(0.8)%
Interest Bearing Liabilities
Savings accounts & Time Deposits	6,814,679	7,139,637	7,487,359	9.9%	4.9%
Securities sold under repurchase agreement	350,164	442,520	425,501	21.5%	(3.8)%
Borrow ings from Financial Institutions	829,862	928,509	1,209,054	45.7%	30.2%
Debt issued	1,644,968	1,728,532	1,704,042	3.6%	(1.4)%
Mortgage Finance bonds	480,811	409,645	378,989	(21.2)%	(7.5)%
Subordinated bonds	477,301	451,553	454,386	(4.8)%	0.6%
Other bonds	686,856	867,334	870,667	26.8%	0.4%
Other	96,214	79,713	79,215	(17.7)%	(0.6)%
Subtotal	9,735,887	10,318,911	10,905,171	12.0%	5.7%

Total Liabilities	12,930,849	14,539,702	15,091,753	16.7%	3.8%

SECURITIES PORTFOLIO

As of June 30, 2008, the Bank’s securities portfolio totaled Ch$1,307,095 million, a 19.2% and 6.8% annual and quarterly decrease, respectively. The annual decrease was mainly related to lower exposure in Central Bank securities as well as in foreign countries securities, the latter principally as a result of the sale of assets and liabilities of foreign branches.

2008 Second Quarter Results

In terms of classification, the Bank had reduced its exposure in securities portfolio classified as trading securities (to 76% in 2Q08 from 87% in 1Q08) and increased the available for sale portfolio.

Financial Securities

(in millions of Chilean pesos)	Jun-07	March-08	Jun-08	% Change 12-months	% Change 2Q08 / 1Q08

Trading securities	1,563,107	1,221,674	987,569	(36.8)%	(19.2)%
Available for sale	37,192	180,056	319,526	759.1%	77.5%
Held to maturity	17,201	0	0	(100.0)%	-

Total Financial Securities	1,617,500	1,401,730	1,307,095	(19.2)%	(6.8)%

On June 30, 2008, the securities portfolio composition was as follows:

EQUITY

As of June 30, 2008, the Bank’s Equity totaled Ch$1,199,940 million (US$2,307 million), 40.3% higher as compared to 2Q07, mainly as a consequence of an increase in capital and reserves and, to a lesser extent, to a 12.5% expansion in the accumulated net income.

The growth in capital and reserves was related to the capital increase of approximately Ch$87,163 million carried out mostly in 3Q07 and due to the incorporation of Ch$304,237 million in equity from Citibank Chile in 1Q08. The Tier 1 ratio (basic capital to risk adjusted assets) of Banco de Chile increased from 7.01% in 4Q07 to 8.64% in 2Q08 primarily as a result of the merger, as Tier 1 ratio of Citibank Chile was a solid 23.8% .

As of June 30, 2008, on a consolidated basis, Basic Capital to Total Assets reached 6.65% while Total Capital to Risk-Adjusted Assets (BIS ratio) posted 11.40%, both ratios above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively.

In compliance with new accounting guidelines from the Chilean Superintendency of Banks, Banco de Chile booked a provision for minimum dividends of Ch$85,459 million during the first half of 2008, corresponding to 70% of the net income for the period, as agreed by Banco de Chile’s Board.

2008 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2008 and millions of US dollars (MUS$))

	Quarters				% Change		Period ended				% Change

	2Q07 MCh$	1Q08 MCh$	2Q08 MCh$	2Q08 MUS$	2Q08 - 2Q07	2Q08 - 1Q08	Jun.07 MCh$	Dec.07 MCh$	Jun.08 MCh$	Jun.08 MUS$	Jun.08 - Jun.07

Interest revenue and expense
Interest revenue	271,523	315,942	385,725	741.6	42.1%	22.1%	473,526	1,141,007	694,262	1,334.7	46.6%
Interest expense	(152,152)	(159,536)	(209,359)	(402.5)	37.6%	31.2%	(255,009)	(654,344)	(365,156)	(702.0)	43.2%
Net interest revenue	119,371	156,406	176,366	339.1	47.7%	12.8%	218,517	486,663	329,106	632.7	50.6%

Fees and commissions
Income from fees and commissions	58,389	61,793	71,657	137.8	22.7%	16.0%	112,996	225,297	132,002	253.8	16.8%
Expenses from fees and commissions	(11,393)	(13,790)	(13,844)	(26.6)	21.5%	0.4%	(22,839)	(47,480)	(27,311)	(52.5)	19.6%
Total fees and commissions, net	46,996	48,003	57,813	111.2	23.0%	20.4%	90,157	177,817	104,691	201.3	16.1%

Gains (losses) from trading and brokerage activities	1,562	32,238	33,776	64.9	2062.4%	4.8%	18,257	36,736	65,258	125.5	257.4%
Foreign exchange transactions, net	14,202	(21,323)	(21,570)	(41.5)	n/a	1.2%	15,112	19,339	(42,393)	(81.5)	n/a
Other operating income	4,861	51,053	16,156	31.1	232.4%	(68.4) %	9,198	22,770	66,012	126.9	617.7%

Operating revenues	186,992	266,377	262,541	504.8	40.4%	(1.4) %	351,241	743,325	522,674	1,004.9	48.8%

Provisions for loan losses	(15,686)	(26,658)	(35,085)	(67.5)	123.7%	31.6%	(29,460)	(53,711)	(61,118)	(117.5)	107.5%

Net operating revenues	171,306	239,719	227,456	437.3	32.8%	(5.1) %	321,781	689,614	461,556	887.4	43.4%

Operating expenses
Staff expenses	(50,478)	(88,870)	(83,742)	(161.0)	65.9%	(5.8) %	(99,671)	(195,813)	(170,529)	(327.9)	71.1%
Administrative expenses	(31,797)	(43,674)	(38,872)	(74.7)	22.3%	(11.0) %	(62,921)	(124,098)	(81,522)	(156.7)	29.6%
Depreciation and amortization	(6,135)	(11,168)	(7,450)	(14.3)	21.4%	(33.3) %	(11,940)	(23,976)	(18,356)	(35.3)	53.7%
Impairments	0	0	0	0.0	n/a	n/a	0	0	0	0.0	n/a
Other operating expenses	(9,787)	(19,900)	(6,440)	(12.5)	(34.2) %	(67.6) %	(15,162)	(26,630)	(25,874)	(49.8)	70.7%
Total operating expenses	(98,197)	(163,612)	(136,504)	(262.5)	39.0%	(16.6) %	(189,694)	(370,517)	(296,281)	(569.7)	56.2%

Net operating income	73,109	76,107	90,952	174.8	24.4%	19.5%	132,087	319,097	165,275	317.7	25.1%

Income attributable to affiliates	(835)	884	1,729	3.3	n/a	95.6%	(775)	(2,113)	2,592	5.0	n/a
Loss from price-level restatement	(8,343)	(7,346)	(21,162)	(40.7)	153.6%	188.1%	(9,655)	(39,162)	(28,336)	(54.5)	193.5%

Income before income taxes	63,931	69,645	71,519	137.4	11.9%	2.7%	121,657	277,822	139,531	268.2	14.7%

Income taxes	(6,928)	(8,102)	(9,536)	(18.3)	37.6%	17.7%	(13,126)	(27,781)	(17,448)	(33.5)	32.9%

Income for the period	57,003	61,543	61,983	119.1	8.7%	0.7%	108,531	250,041	122,083	234.7	12.5%

Equity holders of the parent	57,003	61,543	61,984	119.2	8.7%	0.7%	108,531	250,041	122,084	234.7	12.5%
Minority interest	0	0	(1)	(0.0)	n/a	n/a	0	0	(1)	0.0	n/a

Net income	57,003	61,543	61,983	119.1	8.7%	0.7%	108,531	250,041	122,083	234.7	12.5%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of June 30, 2008, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$520.14 for US$1.00 as of June 30, 2008. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

Financial figures included in this document for periods before 2008 correspond to Banco de Chile as it existed prior to the merger with Citibank Chile.

2008 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2008 and millions of US dollars (MUS$))

ASSETS	Jun 07 MCh$	Dec 07 MCh$	Mar 08 MCh$	Jun 08 MCh$	Jun-08 MUS$	% Change

						Jun 08-Jun 07	Jun 08-Mar 08

Cash and due from banks	1,056,524	383,986	475,025	613,971	1,180.4	(41.9) %	29.3%
Transactions in the course of collection	510,706	313,654	476,734	608,363	1,169.6	19.1%	27.6%

Trading securities	1,563,107	1,457,046	1,221,674	987,569	1,898.7	(36.8) %	(19.2% )
Securities purchased under resale agreement	57,002	71,342	39,593	39,680	76.3	(30.4) %	0.2%
Derivate instruments	45,048	83,708	761,052	724,607	1,393.1	1508.5%	(4.8% )
Loans and advances to Banks	3,901	287,509	292,975	271,099	521.2	6849.5%	(7.5% )

Loans to customers, net
Commercial loans	6,997,080	7,511,707	8,037,235	8,408,746	16,166.3	20.2%	4.6%
Residential mortgage loans	1,957,726	2,033,611	2,087,060	2,137,241	4,109.0	9.2%	2.4%
Consumer loans	1,321,408	1,381,344	1,856,933	1,825,208	3,509.1	38.1%	(1.7% )
Loans to customers	10,276,214	10,926,662	11,981,228	12,371,195	23,784.4	20.4%	3.3%
Allowances for loan losses	(140,079)	(139,490)	(171,334)	(185,401)	(356.4)	32.4%	8.2%
Total loans to customers, net	10,136,135	10,787,172	11,809,894	12,185,794	23,428.0	20.2%	3.2%

Available for sale instruments	37,192	0	180,056	319,526	614.3	n/a	77.5%
Held to maturity instruments	17,201	0	0	0	0.0	n/a	n/a

Investments in affiliates	6,967	7,594	9,722	10,719	20.6	53.9%	10.3%
Intangible assets	25,618	26,813	30,660	30,363	58.4	18.5%	(1.0% )
Fixed assets	169,947	174,275	201,650	199,053	382.7	17.1%	(1.3% )

Current tax assets	0	0	0	0	0.0	n/a	n/a
Deferred tax assets	53,396	46,532	58,162	74,847	143.9	40.2%	28.7%
Other assets	103,593	165,626	148,880	226,102	434.7	118.3%	51.9%

Total assets	13,786,337	13,805,257	15,706,077	16,291,693	31,321.9	18.2%	3.7%

2008 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2008 and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Jun 07 MCh$	Dec 07 MCh$	Mar 08 MCh$	Jun 08 MCh$	Jun-08 MUS$	% Change

						Jun 08- Jun 07	Jun 08- Mar 08

Liabilities
Current accounts and demand deposits	2,507,911	2,592,491	2,875,452	2,842,918	5,465.7	13.4%	(1.1) %
Transactions in the course of payment	305,187	68,932	277,196	299,516	575.8	(1.9) %	8.1%
Securities sold under repurchase agreement	350,164	311,642	442,520	425,501	818.1	21.5%	(3.8) %
Saving accounts and time deposits	6,814,679	6,760,812	7,139,637	7,487,359	14,394.9	9.9%	4.9%
Derivate instruments	77,600	124,007	767,019	721,398	1,386.9	829.6%	(5.9) %
Borrowings from financial institutions	829,862	884,764	928,509	1,209,054	2,324.5	45.7%	30.2%
Debt issued	1,644,968	1,668,258	1,728,532	1,704,042	3,276.1	3.6%	(1.4) %
Other financial obligations	96,214	65,058	79,713	79,215	152.3	(17.7) %	(0.6) %
Current tax liabilities	2,336	5,895	11,385	8,054	15.5	244.8%	(29.3) %
Deferred tax liabilities	20,284	15,093	14,496	36,529	70.2	80.1%	152.0%
Provisions	70,245	69,566	113,056	160,634	308.8	128.7%	42.1%
Other liabilities	211,399	153,700	162,187	117,533	226.2	(44.4) %	(27.5) %

Total liabilities	12,930,849	12,720,218	14,539,702	15,091,753	29,015.0	16.7%	3.8%

Equity
Capital	642,106	744,252	1,027,917	1,016,335	1,954.0	58.3%	(1.1) %
Reserves	107,110	94,930	120,691	144,963	278.7	35.3%	20.1%
Other accounts	(2,259)	(4,185)	(8,242)	(5,345)	(10.3)	136.6%	(35.1) %
Retained earnings
Retained earnings from previous periods	0	0	7,530	7,354	14.1	n/a	(2.3) %
Income for the period	108,531	250,041	61,542	122,084	234.7	12.5%	98.4%
Provisions for minimum dividends	0	0	(43,080)	(85,459)	(164.3)	n/a	98.4%
Minority interest in consolidated subsidiaries	0	1	17	8	0.0	n/a	(52.9) %

Total equity	855,488	1,085,039	1,166,375	1,199,940	2,306.9	40.3%	2.9%

Total liabilities & equity	13,786,337	13,805,257	15,706,077	16,291,693	31,321.9	18.2%	3.7%

2008 Second Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Period ended

	2Q07	1Q08	2Q08	Jun.07	Dec.07	Jun.08

Earnings per Share
Net income per Share (Ch$) (1)	0.82	0.76	0.77	1.50	3.47	1.51
Net income per ADS (Ch$) (1)	489.10	458.36	459.83	931.24	2,083.79	905.68
Net income per ADS (US$) (2)	0.93	1.04	0.88	1.77	4.20	1.74
Book value per Share (Ch$) (1)	12.23	14.58	14.90	12.23	15.07	14.90
Shares outstanding (Millions)	69,927	80,560	80,880	69,927	71,996	80,880

Profitability Ratios (3)(4)
Net Interest Margin	3.99%	4.54%	5.15%	3.76%	4.20%	4.85%
Net Financial Margin	4.52%	4.86%	5.50%	4.33%	4.69%	5.18%
Fees and commissions / Av g. Interest Earnings Assets	1.57%	1.39%	1.69%	1.55%	1.54%	1.54%
Operating Revenues / Av g. Interest Earnings Assets	6.25%	7.74%	7.66%	6.04%	6.42%	7.70%
Return on Average Total Assets	1.68%	1.63%	1.66%	1.64%	1.93%	1.64%
Return on Average Equity	27.31%	19.15%	21.22%	24.60%	27.42%	20.15%

Capital Ratios
Equity / Total Assets	6.21%	7.43%	7.37%	6.21%	7.86%	7.37%
Basic Capital / Total Assets	4.98%	6.72%	6.65%	4.98%	5.50%	6.65%
Basic Capital / Risk-Adjusted Assets	6.75%	8.69%	8.64%	6.75%	7.01%	8.64%
Total Capital / Risk-Adjusted Assets	10.66%	11.50%	11.40%	10.66%	10.69%	11.40%

Credit Quality Ratios
Past Due Loans / Total Loans to customers	0.75%	0.55%	0.57%	0.75%	0.58%	0.57%
Allowance for Loan Losses / Past due Loans	181.07%	258.07%	262.61%	181.07%	220.40%	262.61%
Allowance for Loans Losses / Total Loans to customers	1.36%	1.43%	1.50%	1.36%	1.28%	1.50%
Provision for Loan Losses / Av g. Loans to customers (4)	0.62%	0.88%	1.15%	0.59%	0.54%	1.01%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	52.51%	61.42%	51.99%	54.01%	49.85%	56.69%
Operating Expenses / Average Total Assets (3) (4)	2.90%	4.33%	3.65%	2.87%	2.86%	3.99%

Average Balance Sheet Data (1)(3)
Av g. Interest Earnings Assets (million Ch$)	11,971,434	13,771,193	13,709,856	11,632,354	11,580,752	13,579,146
Av g. Assets (million Ch$)	13,552,029	15,124,754	14,958,984	13,201,537	12,939,775	14,864,626
Av g. Equity (million Ch$)	834,784	1,285,534	1,168,279	882,349	911,919	1,211,841
Av g. Loans to customers (million Ch$)	10,090,169	12,144,583	12,228,430	9,917,787	9,963,292	12,044,189
Av g. Interest Bearing Liabilities (million Ch$)	9,705,655	10,252,282	10,531,791	9,353,309	9,125,550	10,271,892

Other Data
Exchange rate (Ch$)	527.46	439.09	520.14	527.46	495.82	520.14

Notes
(1) These figures were expressed in constant Chilean pesos as of June 30, 2008.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

2008 Second Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:
• changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
• changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
• unexpected developments in certain existing litigation;
• increased costs;
• unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2008

Banco de Chile

/S/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO